Exhibit 99.1

Brookfield Asset Management Inc.

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2014 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on November 7, 2014 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS SOLID THIRD QUARTER 2014 RESULTS

TORONTO, November 7, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended September 30, 2014.
“We continue to deploy capital, increase our fee bearing assets and harvest investments,” commented Bruce Flatt, CEO of Brookfield. “Our access to capital, global scale and operating platforms continue to provide us with competitive advantages when investing our capital.”

•
Net income for the third quarter was $1.1 billion, or $1.09 per share. Net income increased to $3.5 billion on a year-to-date basis and $4.4 billion for the last twelve months (“LTM”). Net income in the 2014 period reflected a higher level of fair value gains primarily due to the impact of increased cash flows and lower discount rates within our commercial property portfolios.

•
Funds from operations (“FFO”) for Brookfield shareholders was $564 million or $0.83 per share in the third quarter and was $2.7 billion ($3.98 per share) on a LTM basis. FFO excluding gains increased to $362 million from $342 million in the 2013 quarter, and benefitted from increased fee related earnings and investment returns, offset in part by the impact of lower water levels, which reduced cash flows in our renewable energy business. Total FFO in the 2013 periods included a high level of disposition gains arising from several large monetization transactions.

•
Fee bearing capital increased to $84 billion and represented 14% growth from the same quarter last year. We have more than $12 billion of private funds in marketing for a variety of strategies which should raise approximately $9 billion of third-party capital.

•	We committed $19 billion to real asset investments over the last twelve months, including a large net lease commercial property portfolio, natural gas assets and a European telecom tower portfolio.

Financial Results
	Three Months Ended		Nine Months Ended		Last Twelve Months
For the periods ended September 30 US$ millions (except per share amounts)	2014	2013	2014	2013	2014	2013

Consolidated net income1	$1,109	$1,495	$3,510	$2,994	$4,360	$3,773
Per Brookfield share2	1.09	1.23	3.07	2.05	4.16	2.77

Funds from operations2,3	$564	$1,193	$1,625	$2,346	$2,655	$2,805
Per Brookfield share2,3	0.83	1.85	2.39	3.56	3.98	4.23

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

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Operating Highlights

We expanded our asset management franchise and our flagship listed partnerships.

Fee bearing capital was $84 billion at September 30, which was 14% higher than the same quarter last year after adjusting for the sale of a low-margin fixed income investment business. We increased both the quantity and quality of fee bearing capital, as annualized base fees increased to $630 million at quarter end, up 19% from the same time last year. We added $4 billion of assets under management in our public markets asset business through both market appreciation and net inflows to funds that invest in property and infrastructure securities.

Our flagship private funds have committed or invested approximately 70% of their capital commitments in aggregate, and we continue to maintain a robust pipeline of investment opportunities. We expect that our new flagship funds grow at a robust pace and will be approximately twice as large as their predecessors. We have raised approximately $5 billion for our private funds in the last 12 months. Total assets under management were $193 billion at the end of the quarter.

We announced or completed acquisitions and capital expansions that will deploy over $3 billion of capital on behalf of clients and Brookfield shareholders.

We expanded our property portfolio by acquiring a 15.6 million square foot net lease commercial property portfolio for $4.3 billion, a portfolio of apartment buildings in New York City for $1.1 billion, a 270,000 square foot office building in São Paulo and interests in three shopping malls.

In our infrastructure portfolio, we completed $1 billion of investments into rail and port assets in Brazil and district energy businesses in Chicago and Seattle. Subsequent to quarter end, we committed to acquire a 50% interest in a portfolio of 6,700 European telecom towers for $2.2 billion. Our private equity group committed $540 million to an acquisition that will create one of North America’s largest coal bed methane producers.

We increased cash flow and created value with growth initiatives and operational improvements in our major businesses.

FFO excluding realized disposition gains was $362 million, compared to $342 million in the same quarter a year ago. Our asset management business generated fee revenues of $194 million ($721 million on a LTM basis) leading to quarterly fee related earnings of $102 million.

Our property group generated FFO of $136 million, excluding gains, up 12% from the same quarter last year, as a result of increased ownership of our office and U.S. retail portfolios, opportunistic investments, and increases in net rents compared with expiring leases. We signed new leases that were on average 47% above expiring rents in our office properties and 16% above expiring rents in our retail portfolio.

Our renewable energy assets generated FFO of $28 million. This was lower than the $57 million in the same quarter a year ago, reflecting lower water levels and wind production in Canada.

Our infrastructure group recorded $55 million of FFO, which was 12% higher on a comparable or “same store” basis than last year. In 2013, we also recorded $163 million of gains on sales of timber assets.

Our private equity group generated $110 million of FFO excluding gains. FFO in 2013 was $127 million and included $16 million of FFO from assets that were subsequently sold prior to the most recent quarter.

Realized disposition gains generated $202 million of FFO, and included a $191 million gain on the sale of our remaining shares in a forest products business.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on December 31, 2014 to shareholders of record as at the close of business on
November 30, 2014. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

We define Funds from Operations (“FFO”) as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ funds from operations. FFO consists of the following two components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments. We present this measure as we believe it assists in describing our results and variances within FFO.

•
Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets is a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
We provide additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2014 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the three and nine months ended September 30, 2014, which have been prepared using IFRS. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30	December 31
US$ millions	2014	2013
Assets
Cash and cash equivalents	$3,312	$3,663
Other financial assets	6,265	4,947
Accounts receivable and other	6,565	6,666
Inventory	5,937	6,291
Equity accounted investments	14,528	13,277
Investment properties	41,051	38,336
Property, plant and equipment	32,512	31,019
Sustainable resources	427	502
Intangible assets	4,573	5,044
Goodwill	1,594	1,588
Deferred income tax assets	1,468	1,412
Total Assets	$118,232	$112,745

Liabilities and Equity
Accounts payable and other	$10,400	$10,316
Corporate borrowings	4,257	3,975
Non-recourse borrowings
Property-specific mortgages	37,291	35,495
Subsidiary borrowings	8,395	7,392
Deferred income tax liabilities	6,987	6,164
Subsidiary equity obligations	1,969	1,877
Equity
Preferred equity	3,280	3,098
Non-controlling interests in net assets	27,203	26,647
Common equity	18,450	17,781
Total Equity	48,933	47,526
Total Liabilities and Equity	$118,232	$112,745

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
(Unaudited) For the periods ended September 30 US$ millions (except per share amounts)	2014	2013	2014	2013

Revenues	$4,659	$4,501	$13,670	$14,600
Direct costs	(3,467)	(3,230)	(9,686)	(10,256)
	1,192	1,271	3,984	4,344
Other income and gains	(7)	1,200	190	1,218
Equity accounted income	350	194	969	684
	1,535	2,665	5,143	6,246
Expenses
Interest	(645)	(617)	(1,910)	(1,940)
Corporate costs	(27)	(36)	(93)	(116)
	863	2,012	3,140	4,190
Fair value changes	637	104	2,348	630
Depreciation and amortization	(353)	(357)	(1,100)	(1,095)
Income tax	(38)	(264)	(878)	(731)
Net income	$1,109	$1,495	$3,510	$2,994

Net income attributable to:
Brookfield shareholders	$734	$813	$2,060	$1,403
Non-controlling interests	375	682	1,450	1,591
	$1,109	$1,495	$3,510	$2,994

Net income per share
Diluted	$1.09	$1.23	$3.07	$2.05
Basic	1.12	1.26	3.15	2.10

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SUMMARIZED FINANCIAL RESULTS1

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

	Funds from Operations1,2
(Unaudited) For the periods ended September 30 US$ millions (except per share amounts)	Three Months Ended		Nine Months Ended
	2014	2013	2014	2013
FFO from operating activities	$362	$342	$1,171	$1,112
Realized disposition gains3	202	851	454	1,234
	$564	$1,193	$1,625	$2,346

Per share	$0.83	$1.85	$2.39	$3.56

	Three Months Ended		Nine Months Ended
(Unaudited) For the periods ended September 30 US$ millions (except per share amounts)	2014	2013	2014	2013
FFO from operating activities	$362	$342	$1,171	$1,112
Realized disposition gains3	(7)	781	88	857
Fair value changes	509	77	1,749	483
Depreciation and amortization	(162)	(169)	(513)	(537)
Income tax	32	(218)	(435)	(512)
Net income2	$734	$813	$2,060	$1,403

Per share	$1.09	$1.23	$3.07	$2.05

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

	Three Months Ended		Nine Months Ended
(Unaudited) For the periods ended September 30 US$ millions	2014	2013	2014	2013
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$863	$2,012	$3,140	$4,190
Adjust for:
Fair value changes within equity accounted income	(75)	(8)	(163)	(99)
Current income taxes	(20)	(35)	(93)	(116)
Realized disposition gains not included in net income	209	70	366	377
	977	2,039	3,250	4,352
Non-controlling interest	(413)	(846)	(1,625)	(2,006)
Funds from operations1	$564	$1,193	$1,625	$2,346

Notes:

1.	Includes non-IFRS measures – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

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